July 24, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3010

Re: Landa App 3 LLC

Offering Statement on Form 1-A

Filed June 06, 2024

File No. 024-11815

Dear Staff of Office of the Real Estate & Construction:

This letter is submitted on behalf of Landa App 3 LLC (the “Company”, “App 3”, ‘us”, “we” or “ous”) in response to a comment letter from the staff of the the Real Estate & Construction (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 24, 2024 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A filed with the Commission on June 06, 2024 (the “Offering Statement”).The Company is concurrently filing an amended Offering Statement on Form 1-A (the “Amended Offering Statement”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s comments have been reproduced in bold italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Offering Statement. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Offering Statement.

Post Qualification Amendment No. 3 to Offering Statement on Form 1-A

Management's Discussion any Analysis, page 50

1. We note your disclosure on page 49 regarding bridge loans related to the properties and that three of the Series' properties bridge loans have matured. Please provide more detailed disclosure regarding all of the bridge loans, including the counterparties to the loan agreements and the terms of the loans. With respect to the matured loans, please disclose the maturity date, the amount owed, and the steps taken so far to renegotiate the terms or otherwise secure replacement financing. Please discuss the likelihood of being able to secure further financing as it relates to each series. Please clarify if the company is in a financial position to prevent the foreclosure of the properties if you are not able to secure further financing. If not, please clarify if the value of properties nf the respective individual series are sufficient to address the outstanding amounts owed, or if it is likely that the counterparties could seek to reqover additional amounts owed from the other series.

Response to Staff Comment No. 1

In response to Staff’s comment the Company revised it’s offering circular and  disclosed more detailed disclosure regarding all of the bridge loans, including the maturity date, the amount owed, and the steps taken so far to renegotiate the terms or otherwise secure replacement financing, counterparties to the loan agreements and the terms of the loans. The Manager of the Company has clarified the likelihood of foreclosure on the properties which are unable to secure requisite financing and the effect it may have on the respective Series, the properties in question and other series of the LLC.

General

2. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share redemption program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. We urge you to consider all the elemerts of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Cerporation Finance. To the extent you have questions about the tender offer rules, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440. Further, we note that you may conduct the share redemption program during the offering period of the shares being qualified in this offering circular. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share redemption program. We urge you to consider all the elements of your share redemption program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Response to Staff Comment No. 2

In response to the Staff’s comment, the Company has reviewed its the redemption plan in light of the suggestions provided by the Staff and believes that the Company’s redemption plan is well within the requirements outlined in the class relief granted by the Division of Market Regulation in the letter to Alston & Bird LLP dated October 22, 2007 for the following reasons:

In response to the Staff’s comment regarding the applicability of tender offer rules and Regulation M to our share redemption program, the Company believes that its redemption plan, as outlined on pages 6 and 70 of the offering circular, complies with the relevant SEC regulations and class relief granted by the Division of Market Regulation (Alston & Bird LLP letter dated October 22, 2007). The redemption plan does not qualify as a tender offer as shares are redeemed at a discount, with no broad solicitation of public shareholders. The Company restricts the total number of shares that can be redeemed. There is no secondary market for the shares during the offering and redemption period. A secondary market may only become available once the offering is fully subscribed and the redemption plan is inactive.

Sincerely,

   LANDA App 3 LLC

By:	Landa Holdings, Inc., as member manager
By:	/s/ Yishai Cohen
Name:	Yishai Cohen
Tstle:	Chief Executive Officer